FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⎯⎯ X ⎯⎯   Form 40-F ⎯⎯⎯⎯⎯

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⎯⎯⎯⎯⎯⎯⎯

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⎯⎯⎯⎯⎯⎯⎯

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⎯⎯⎯⎯⎯   No ⎯⎯ X ⎯⎯

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-⎯⎯⎯⎯⎯⎯⎯



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

_____

Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-589-2840

George Barrett,
Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
                                                   Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF ONDANSETRON HCl TABLETS AND ONDANSETRON ORALLY DISINTEGRATING TABLETS USP

Jerusalem, Israel, June 26, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted approval for the Company's Abbreviated New Drug Applications (ANDA) to market Ondansetron Hydrochloride Tablets, 4 mg, 8 mg and 24 mg and Ondansetron Orally Disintegrating Tablets USP, 4 mg and 8 mg. Teva has commenced shipment of these products.

Teva's Ondansetron products are AB-rated generic equivalents of GlaxoSmithKline's Zofran® Tablets and Zofran® ODT, which are indicated for prevention of nausea and vomiting in patients undergoing chemotherapy, radiation therapy, or surgery.

Total annual sales of Ondansetron HCl Tablets and Ondansetron Orally Disintegrating Tablets, including brand and generic sales, are approximately $750 million and $350 million, respectively, in the U.S. for the twelve months ended March 2007, based on IMS data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 76 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
              (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: June 26, 2007